UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60677 / September 16, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13534

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
CONSOLIDATED RESOURCES GROUP, INC.,	
Respondent.	

I.

Consolidated Resources Group, Inc. ("Consolidated" or "Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Securities and Exchange Commission ("Commission") [17 C.F.R. § 201.240(a)], submitted an Offer of Settlement ("Offer") in the above-captioned proceeding instituted against Consolidated on July 2, 2009 by the Commission pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The commission deems it appropriate and in the public interest to accept the Offer.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Consolidated consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   <u>Consolidated Resources</u>, a Florida corporation headquartered in West Palm Beach, Florida, develops, markets and distributes artificial flowers and engages in transactions related to gasification and oxygen generation technologies. The common stock of Consolidated Resources has been registered under Section 12(g) of the Exchange Act since August 1999. Consolidated Resources stock was quoted on the Over-the-Counter Bulletin Board until October 21, 2002, and on the "Pink Sheets" operated by Pink OTC Markets, Inc. until November 5, 2008. Consolidated Resources stock currently trades in the over-the-counter markets (grey market).

B.   Consolidated Resources has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since the fiscal year ended May 31, 2001 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended February 28, 2002.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary